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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~16355~~ 48708

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenberg & Associates Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4141 Arapahoe Ave., Suite 207
(No. and Street)

Boulder	Colorado	80303
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael P. Brady (303) 440-6500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer, Jeffries & Co.
(Name – *if individual, state last, first, middle name*)

4155 E. Jewell Avenue, Suite 307	Denver	Colorado	80222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael P. Brady, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenberg & Associates Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President
Title

Signed before me on February 25, 2003, by Michael P. Brady, personally known to me. Signed in Boulder County, Colorado.

Notary Public My Commission Expires 5/19/2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENBERG & ASSOCIATES
SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2002

GREENBERG & ASSOCIATES SECURITIES, INC.

CONTENTS

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Greenberg & Associates Securities, Inc.

We have audited the accompanying statement of financial condition of Greenberg & Associates Securities, Inc. as of December 31, 2002, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenberg & Associates Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
January 30, 2003

GREENBERG & ASSOCIATES SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	112 251
Commissions receivable		26 470
Receivable from related parties (Note 3)		288 475
Cash surrender value of life insurance		101 604
Furniture and equipment, at cost, net of accumulated depreciation of $112,176		74 970
Other assets		23 799
	$	**627 569**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Accounts payable	$	49 212
Other accrued liabilities		66 356
TOTAL LIABILITIES		115 568
SHAREHOLDERS' EQUITY (Note 2):		
Common stock, no par value; 50,000 shares authorized, 100 shares issued and outstanding		233 816
Retained earnings		278 185
TOTAL SHAREHOLDERS' EQUITY		512 001
	$	**627 569**

The accompanying notes are an integral part of this statement.

GREENBERG & ASSOCIATES SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUE:		
Commissions	$	1 453 289
Other income		11 190
Total revenue		1 464 479
EXPENSES:		
Salaries, payroll taxes and leased employee benefits		1 108 945
Professional fees (Note 3)		201 814
General and administrative expenses		235 330
Occupancy expenses		133 699
Travel and entertainment		124 414
Marketing and advertising		69 957
Communications		26 430
Other expenses		161 399
Reimbursement from affiliate (Note 3)		(370 409)
Total expenses		1 691 579
NET LOSS	**$**	**(227 100)**

The accompanying notes are an integral part of this statement.

GREENBERG & ASSOCIATES SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock Shares	Common Stock Amount	Retained Earnings
BALANCES, DECEMBER 31, 2001	100	$ 24 678	$ 591 285
Contributions	-	209 138	-
Distributions	-	-	(86 000)
Net loss	-	-	(227 100)
BALANCES, DECEMBER 31, 2002	**100**	**$ 233 816**	**$ 278 185**

The accompanying notes are an integral part of this statement.

GREENBERG & ASSOCIATES SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002
INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(227 100)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		33 371
Decrease in commissions receivable		48 906
Decrease in other assets		121 534
Increase in cash surrender value of life insurance		(1 244)
Increase in accounts payable		14 858
Increase in other accrued liabilities		16 929
Net cash provided by operating activities		7 254
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets		(7 491)
Increase in related party receivable		(90 421)
Net cash used in investing activities		(97 912)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Decrease in due to related party		(9 334)
Contributions from shareholders		209 138
Distributions to shareholders		(86 000)
Net cash provided by financing activities		113 804
NET INCREASE IN CASH		23 146
CASH AND CASH EQUIVALENTS, at beginning of year		89 105
CASH AND CASH EQUIVALENTS, at end of year	**$**	**112 251**

The accompanying notes are an integral part of this statement.

GREENBERG & ASSOCIATES SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Greenberg & Associates Securities, Inc. (the Company) was incorporated on September 20, 1995 and operates as a securities broker-dealer dealing mainly in mutual funds and insurance related products.

The Company under Rule 15c3-3(k)(1) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company's broker transactions are limited to the sale and redemption of redeemable securities of registered investment companies. The Company does not carry or clear customer accounts.

The Company provides for depreciation of furniture and equipment on the straight-line method based on estimated lives of five to seven years.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of cash flows, the Company considers money market funds with maturity of three months or less to be cash equivalents.

The Company is recognized as an S-Corporation by the Internal Revenue Service. The Company's shareholders are liable for federal and state income taxes on the Company's taxable income.

Securities owned by the Company (mutual funds) are recorded at market value, and related changes in market value are reflected in income. The Company records securities transactions, commission revenue and related expenses on a trade date basis.

Advertising costs incurred by the Company are expensed as incurred. During the year ended December 31, 2002 $79,375 was charged to advertising expense.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2002, the Company had net capital and net capital requirements of $115,977 and $7,704, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

GREENBERG & ASSOCIATES SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an expense agreement with an affiliated entity. Under the agreement, all overhead expenses will be paid by the affiliate. The Company is not obligated to repay the affiliate but may at its sole discretion repay the affiliate provided that such repayment will not result in the Company's net capital to fall below 120% of its minimum net capital.

The Company paid an affiliated entity professional fees of $80,440 and at December 31, 2002 had $565 in receivables from this affiliate.

In addition, the Company received approximately $370,409 from three other affiliated entities as payment for its share of the expenses incurred by the Company. At December 31, 2002 the Company had a receivable of $169,278 from these affiliates.

The Company had $4,074 receivable from another affiliate and $114,558 receivable from officers and shareholders of the Company at December 31, 2002.

An affiliate pays salaries for all employees and the Company reimburses this affiliate for their portion of the salaries expense. During the year ended December 31, 2002 $800,969 was paid to this affiliate.

The above affiliated entities are owned by certain officers and shareholders of the Company.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company leases office space from an unrelated entity under noncancellable operating leases expiring in 2003 and 2004. Future minimum rental commitments under the leases as of December 31, 2002 are as follows:

Year	Amount
2003	$ 62 151
2004	43 411
	$ 105 562

Total rental expense of $113,221 was charged to operations during the year ended December 31, 2002.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a retail brokerage house and deals primarily in mutual funds and variable insurance products which it buys and sells on behalf of its customers on a fully disclosed basis.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES ***(continued)***

The Company has deposits in banks in excess of the FDIC insured amount of $100,000. The amounts in excess of $100,000 are subject to loss, should the bank cease business.

The Company's financial instruments, including cash and cash equivalents, receivables, payables and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments.

SUPPLEMENTARY INFORMATION

GREENBERG & ASSOCIATES SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM
NET CAPITAL RULE 15c3-1
DECEMBER 31, 2002

CREDIT:		
Shareholders' equity	$	512 001
DEBITS:		
Nonallowable assets:		
Commissions receivable		8 780
Receivable from related parties		288 475
Furniture and equipment, net		74 970
Other assets		23 799
Total debits		396 024
NET CAPITAL		115 977
Minimum requirements of 6-2/3% of aggregate indebtedness of $115,568 or $5,000, whichever is greater		7 704
Excess net capital	**$**	**108 273**
AGGREGATE INDEBTEDNESS:		
Accounts payable		49 212
Other accrued liabilities		66 356
TOTAL AGGREGATE INDEBTEDNESS	**$**	**115 568**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**1 to 1**

NOTE: There are no material differences in the above computation of net capital with that included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

See the accompanying Independent Auditors' Report.

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS

4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Greenberg & Associates Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Greenberg & Associates Securities, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Greenberg & Associates Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Greenberg & Associates Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commissions's objectives.

In addition, our review indicated that Greenberg & Associates Securities, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(1) as of December 31, 2002, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver Colorado
January 30, 2003